UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                FORM 15 (Amended)

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                                                   Commission File Number 1-7083

                          Crestar Financial Corporation
                          -----------------------------
             (Exact name of registrant as specified in its charter)

          919 East Main Street, Richmond, Virginia 23219 (804) 782-5000
          -------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $5.00 (Issue 1)
                  8 1/4% Subordinated Notes Due 2002 (Issue 2)
                  8 3/4% Subordinated Notes Due 2004 (Issue 3)
           6 1/2% Putable/Callable Subordinated Notes Due January 15,
                2018, Putable/Callable January 15, 2008 (Issue 4)
            8.16% Junior Subordinated Deferrable Interest Debentures
                        Due December 15, 2026 (Issue 5)
                  Crestar Financial Corporation Guarantee with
    Respect to 8.16% Capital Securities of Crestar Capital Trust I (Issue 6)
    ------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)   [X]
              Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)  [ ]
              Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)   [ ]
              Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)  [ ]
                                                 Rule 15d-6            [ ]

         Approximate number of holders of record as of the certification or notice date: Issue 1 -- one holder; Issue 2 -- 43 holders; Issue 3 -- 28 holders; Issue 4 -- 38 holders; Issue 5 -- one holder; Issue 6 -- one holder

         Pursuant to the requirements of the Securities Exchange Act of 1934, Crestar Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 22, 1999              By:        /s/ James D. Barr
                                       -----------------------------------------
                                            James D. Barr, Group Executive
                                              VP & CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature. SEC 2069 (8-96)